Exhibit (a)(1)(I)
Contacts:
Investors and Financial Media
Larry Kurtz
Larry.Kurtz@McKesson.com
415-983-8418
General and Business Media
James Larkin
James.Larkin@McKesson.com
415-983-8736
McKesson Corporation Announces Completion of Tender Offer for D & K
Healthcare Resources, Inc.
SAN FRANCISCO – August 19, 2005 – McKesson Corporation (NYSE: MCK), announced today that it has completed the cash tender offer by Spirit Acquisition Corporation, its wholly-owned subsidiary, to acquire all outstanding shares of D & K Healthcare Resources, Inc. (NASDAQ: DKHR). Approximately 13,666,268 shares (including approximately 424,785 shares subject to guaranteed delivery) of D&K’s common stock, representing approximately 95.8% of D&K’s outstanding common stock, were tendered in the offer. McKesson’s wholly owned subsidiary has accepted for payment all validly tendered shares. Payments for accepted shares will be made promptly through The Bank of New York, the depositary for the offer. The offer expired yesterday at 9:00 p.m. Pacific Time.
McKesson intends to complete its acquisition of D&K through a merger that it expects to effect by the end of this month, in which all remaining shares of D&K common stock that were not validly tendered and purchased in the offer, except those for which appraisal rights under applicable law have been properly exercised, will be converted into the right to receive $14.50 net per share in cash, without interest and less any required withholding taxes. As a result of the merger, D&K will become a wholly owned subsidiary of McKesson. Following the merger, McKesson will terminate the listing of D&K’s common stock on the Nasdaq National Market.
Questions and requests for assistance may be directed to the Information Agent for the offer, Georgeson Shareholder at (212) 440-9800 (collect) or (866) 391-6922 (toll free).
About D&K
D & K Healthcare Resources, Inc. (NASDAQ: DKHR) is a full-service wholesale distributor of branded and generic pharmaceuticals and over-the-counter health and beauty aid products. Headquartered in St. Louis, Missouri, D&K primarily serves independent and regional pharmacies in the Midwest, Upper Midwest and the South from seven distribution centers. D&K also offers a number of proprietary information systems, as well as marketing and business management solutions. More information can be found at www.dkhealthcare.com.
About McKesson
McKesson Corporation (NYSE: MCK), currently ranked 15 on the Fortune 500, is a healthcare services and information technology company dedicated to helping its customers deliver high-quality healthcare by reducing costs, streamlining processes and improving the quality and safety of patient care. Over the course of its 172-year history, McKesson has grown by providing pharmaceutical and medical-surgical supply management across the spectrum of care; healthcare information technology for hospitals, physicians, homecare and payors; hospital and retail pharmacy automation; and services for manufacturers and payors designed to improve outcomes for patients. For more information, visit us at www.mckesson.com.

Risk Factors
Except for historical information contained in this press release, matters discussed may constitute “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. These statements may be identified by their use of forward-looking terminology such as “believes”, “expects”, “anticipates”, “may”, “will”, “should”, “seeks”, “approximates”, “intends”, “plans”, “estimates” or the negative of these words or other comparable terminology. The most significant of these risks and uncertainties are described in McKesson’s Form 10-K, Form 10-Q and Form 8-K reports filed with the Securities and Exchange Commission and include, but are not limited to: the successful consummation of the proposed acquisition, the resolution or outcome of pending shareholder litigation regarding the 1999 restatement of our historical financial statements; the changing U.S. healthcare environment, including the impact of recently approved and potential future mandated benefits; changes in private and governmental reimbursement or in the delivery systems for healthcare products and services; governmental efforts to regulate the pharmaceutical supply chain; changes in pharmaceutical and medical-surgical manufacturers’ pricing, selling, inventory, distribution or supply policies or practices; changes in customer mix; substantial defaults in payment or a material reduction in purchases by large customers; challenges in integrating and implementing the company’s software and software system products, or the slowing or deferral of demand for these products; the company’s ability to successfully identify, consummate and integrate strategic acquisitions; changes in generally accepted accounting principles (GAAP); foreign currency fluctuations; and general economic conditions. The reader should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The company assumes no obligation to update or revise any such statements, whether as a result of new information or otherwise.
Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of D & K Healthcare Resources, Inc. On July 22, 2005, McKesson Corporation and its acquisition subsidiary, Spirit Acquisition Corporation, commenced a tender offer for all of the outstanding shares of common stock of D&K at $14.50 per share. This tender offer expired at midnight New York time on August 18, 2005. McKesson and Spirit Acquisition Corporation filed with the U.S. Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Shareholders should read the offer to purchase and the tender offer statement on Schedule TO, as such documents have been amended, and related exhibits because they contain important information. Shareholders can obtain these documents free of charge from the Commission’s website at www.sec.gov or from McKesson’s website at www.mckesson.com.